

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 1, 2018

James F. DeSocio
Chief Executive Officer
Intellinetics, Inc.
2190 Dividend Drive
Columbus, Ohio 43228

     Re: Intellinetics, Inc.
             Registration Statement on Form S-1
             Filed January 29, 2018
             File No. 333-222765

Dear Mr. DeSocio:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                         Sincerely,

                         /s/ Jan Woo

                         Jan Woo
                         Legal Branch Chief
                         Office of Information Technologies
                         and Services

cc: Erin C. Herbst, Esq.
        Kegler Brown Hill & Ritter Co., L.P.A.